Exhibit 14.2

Merge Healthcare Incorporated
WHISTLEBLOWER POLICY

Purpose

The purpose of the Merge Healthcare Incorporated’s (the “Company”) whistleblower policy is to establish procedures for the submission of complaints or concerns regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Company’s Code of Ethics.

Sarbanes–Oxley Requirements

Section 301 of the Sarbanes–Oxley Act requires the Audit Committee to establish procedures for:  (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) confidential, anonymous employee submissions of concerns regarding questionable accounting or auditing matters.

Procedures

In order to comply with Section 301, the Audit Committee has adopted the following procedures:

1.	The Company will promptly forward to the Audit Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

2.
Any employee of the Company may submit, on a confidential and anonymous basis, if the employee so desires, any concerns regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Company’s Code of Ethics.

3.
All such concerns may be communicated in confidence or anonymously by communicating through the following independent channels:  (1) via internet at the address of:  www.ethicspoint.com; (2) via the toll–free ethics telephone line at (888) 331–0622; and (3) if in writing, in a sealed envelope labeled with a legend such as “Submitted pursuant to the Merge Healthcare Whistleblower Policy” and sent to the Company’s Audit Committee at the addresses set forth below.  All reports may be made on a confidential or anonymous basis.  If an employee would like to discuss any matter with the Audit Committee, the employee should indicate this in the submission and include a telephone number at which he or she can be reached, should the Audit Committee deem such communication is appropriate.

4.
Following the receipt of any complaints submitted hereunder, the Company’s Audit Committee will investigate each matter so reported and take corrective and disciplinary actions, if appropriate.  Such corrective and disciplinary actions may include, alone or in combination:  a warning or letter of reprimand; demotion, loss of a merit increase, bonus or stock options; suspension without pay; or termination of employment.

5.
The Company’s Audit Committee may enlist employees of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Code of Ethics.  In conducting any investigation, the Audit Committee shall use reasonable efforts to protect the confidentiality and anonymity of the complainant.

6.	The Company does not permit retaliation of any kind against employees for complaints submitted hereunder that are made in good faith.

7.	The Audit Committee will retain as a part of its records any such complaints or concerns for a period of at least seven (7) years.

Audit Committee Member Contact Information:

Mr. Neele E. Stearns, Jr.
Chairman, Merge Healthcare Incorporated Audit Committee
c/o Financial Investments Corp.
50 East Washington Street
Chicago, Illinois  60602

As adopted by Audit Committee of the Board of Directors of Merge Healthcare Incorporated as of November 20, 2008.